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                               July 13, 2021

       Tristan Lo
       Co-Chief Executive Officer
       Fat Projects Acquisition Corp
       27 Bukit Manis Road
       Singapore, 099892

                                                        Re: Fat Projects
Acquisition Corp
                                                            Form S-1
Registration Statement
                                                            Filed on June 16,
2021
                                                            File No. 333-257126

       Dear Mr. Lo:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed June 16, 2021

       Capitalization, page 77

   1. We note that you are offering 10,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 9,202,138 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the holder, in concluding that all
10,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Tristan Lo
Fat Projects Acquisition Corp
July 13, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at (202) 551-3396 or Robert Telewicz at
(202) 551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Janice Adeloye at (202)551-3034 or Brigitte Lippmann at
(202)551-3713 with any
other questions.



                                                           Sincerely,
FirstName LastNameTristan Lo
                                                           Division of
Corporation Finance
Comapany NameFat Projects Acquisition Corp
                                                           Office of Real
Estate & Construction
July 13, 2021 Page 2
cc:       Andrew Tucker
FirstName LastName